13012471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2013

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBG Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 NW Corporate Boulevard, Suite 402
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Weinberger (561) 900 - 9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W. Palmetto Park Road , Suite 308	Boca Raton	FL	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carleton Boothe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBG Financial Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / CEO

Title

Notary Public

TRACY HYDE
Commission # EE 038911
Expires November 8, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CBG FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Shareholder
CBG Financial Group, Inc.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of CBG Financial Group, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to **Rule 17a-5** under the **Securities Exchange Act of 1934**, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBG Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by **Rule 17a-5** under the **Securities Exchange Act of 1934**. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 26, 2013

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

CBG Financial Group, Inc.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	280,901
Due from clearing broker		311,506
Other assets		154,426
Furniture and fixtures, net		69,607
Total assets	$	816,440

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	130,339
Commissions payable		126,316
Total liabilities		256,655
Shareholder's equity:		
Common stock, no par value; 20,000 shares authorized 100 shares issued and outstanding		456,410
Retained Earnings		103,375
Total shareholder's equity		559,785
Total liabilities and shareholder's equity	$	816,440

See Accompanying Notes to Financial Statements

CBG Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2012

Revenues:	
Commissions	$ 6,517,335
Margin interest sharing	926,326
Trade handling income	727,403
Broker charge Income	816,278
Other income	83,635
Interest	464
Total revenue	9,071,441
Expenses:	
Commissions	5,319,093
Salaries	818,236
Independent contractors	265,635
Regulatory fees	156,852
Communication costs	213,346
Insurance costs	284,593
Professional fees	77,343
Advertising and marketing	51,675
Clearing costs	323,751
Postage and delivery	36,363
Occupancy costs	324,232
Bad debt expense	242,804
Depreciation expense	11,666
Fines and Penalties	2,950
Other expenses	183,592
Total expenses	8,312,131
Net income	$ 759,310

See Accompanying Notes to Financial Statements

CBG Financial Group, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2012

	Common Stock - No Par Value		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2011	100	$ 456,410	$ 459,065	$ 915,475
Distributions	-	-	(1,115,000)	(1,115,000)
Net income	-	-	759,310	759,310
Balance, December 31, 2012	100	$ 456,410	$ 103,375	$ 559,785

See Accompanying Notes to Financial Statements

CBG Financial Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	759,310
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		11,666
Changes in assets and liabilities:		
(Increase) decrease in:		
Due from clearing broker		6,106
Other assets		218,671
Due from brokers		25,072
Increase (decrease) in:		
Accounts payable and accrued expenses		(53,031)
Commissions payable		(14,292)
Net cash provided by operating activities		953,502
Cash flows from investing activities:		
Purchase of property and equipment		(12,440)
Net cash used in investing activities		(12,440)
Cash flows from financing activities:		
Distributions		(1,115,000)
Net cash used in financing activities		(1,115,000)
Net decrease in cash		(173,938)
Cash, beginning of year		454,839
Cash, end of year	$	280,901
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest and taxes	$	-

See Accompanying Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS

CBG Financial Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on June 17, 1975. The Company is engaged principally in the brokerage of equity securities.

All customer accounts are cleared though Sterne, Agee & Leach.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the year ended December 31, 2012 was $51,675.

Revenue Recognition

For transparency, matching and convenience, the Company records customers' securities transactions on a settlement date basis with related commission income and expenses recorded on a settlement date basis as well. Generally Accepted Accounting Principles (GAAP) requires revenue to be recorded on a trade date basis. As the Company's clearing firm prepares all reports on a settlement date basis, for transparency, matching and lastly convenience the Company chooses to recognize revenue on that basis as well. For the year ending December 31, 2012 the difference in the amount of revenue the Company would have recorded if transactions were recorded on the trade date as opposed to the settlement date is insignificant and not material. The Company feels that settlement date approximates trade date recognition of revenue.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property and Equipment

Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are being computed over the estimated useful lives of the assets, generally five to seven years, using the straight-line method.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $335,752 which was $235,752, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .76 to 1.

NOTE 4 – RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $311,506 receivable from their clearing organization at December 31, 2012 which consists primarily of net commissions due from customer trades.

As required by its clearing organization, a deposit of $100,000 exists at Stern, Agee & Leach, the Company's clearing organization. The clearing deposit is included in "Cash" on the balance sheet and is subject to the terms of the Clearing Broker agreement.

NOTE 5 – FURNITURE AND FIXTURES

At December 31, 2012 property and equipment consist of the following:

Computer equipment	$19,714
Furniture and equipment	67,435
Total property and equipment	87,149
Less accumulated depreciation	(17,542)
Property and equipment, net	$ 69,607

Depreciation expense amounted to $11,666 for the year ended December 31, 2012.

NOTE 6 – OTHER ASSETS

Other assets are primarily comprised of Broker advances, prepaid insurance and rent. At December 31, 2012 the Company reported $154,426 of other assets.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 8 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

NOTE 9 – RELATED PARTY TRANSACTIONS

Lease

Our offices are located on 2101 NW Corporate Blvd. Suite 402, Boca Raton, FL and 560 Broad Hollow Rd. Suite 101, Melville, NY.

The Company subleases 11,119 square feet of office space at the Florida location for approximately $26,000 per month base rent, all utilities except telephone are included under the agreement; and subleases approximately 1,470 square feet of office space at the New York location for approximately $2,800 per month. Both subleases are with a related party. The related parties are related through common ownership. The agreement is on a month to month basis with no expiration date. As of December 31, 2012, the outstanding balance due to the related parties was $29,086, and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

NOTE 10 – DUE FROM BROKERS

During the year ended 2012, the Company incurred Bad Debt Expense of $242,804. This amount was due from brokers to the Company. None of these brokers were associated with the Company as of December 31, 2012, so the Company deemed these amounts due from brokers of $242,804 uncollectible and incurred Bad Debt Expense of $242,804.

NOTE 11 – SUBSEQUENT EVENTS

We have evaluated subsequent events through February 23, 2012, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

CBG Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2012

Net capital computation:		
Total shareholder's equity	$	559,785
Deductions and/or charges:		
Non-allowable assets:		
Other assets		224,033
Total non-allowable assets		224,033
Net capital before haircuts on securities positions		335,752
Haircuts on securities		-
Net capital		335,752
Required minimum capital		100,000
Excess net capital	$	235,752
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	256,655
Ratio of aggregate indebtedness to net capital		.76 to 1
Reconciliation:		
Net capital, per unaudited December 31, 2012 FOCUS report, as filed	$	335,749
Audit Adjustments		3
Net capital, per December 31, 2012 audited report, as filed	$	335,752

CBG FINANCIAL GROUP, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2012

CBG Financial Group, Inc. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Sterne, Agee & Leach, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Shareholder
CBG Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of CBG Financial Group, Inc. for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
February 26, 2013

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
CBG Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation, Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2012, which were agreed to by CBG Financial Group, Inc. ("CBG") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CBG's compliance with the applicable instructions of the General Assessment Reconciliation, Form SIPC 7. CBG's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A
Certified Public Accountants

Boca Raton, Florida
February 26, 2013

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018463 FINRA DEC
CBG FINANCIAL GROUP INC 15*15
2101 NW CORPORATE BLVD STE 402
BOCA RATON FL 33431-7343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 20,523

B. Less payment made with SIPC-6 filed (exclude interest) (11,177)

7/27/12
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 9346

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 9346

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9346

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBG Financial Group, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 2013.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,071,441
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	33721
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	323,751
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	50
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Insurance charges to brokers. - See letter (Deductions in excess of $100,000 require documentation)	134,148
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 370530	
Enter the greater of line (i) or (ii)	370,530
Total deductions	862,200
2d. SIPC Net Operating Revenues	$ 8,209,241
2e. General Assessment @ .0025	$ 20,523
	(to page 1, line 2.A.)